Exhibit 8.1
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                        SIDLEY AUSTIN BROWN & WOOD LLP

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       LONDON                                               WASHINGTON, D.C.




                                        March 24, 2005


Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705-4934

Standard & Poor's,
 a division of The McGraw-Hill Companies, Inc.
55 Water Street
New York, New York 10041-0003

Fitch, Inc.
One State Street Plaza
New York, New York 10004

              Re: IndyMac MBS, Inc
                  Residential Asset Securitization Trust 2005-A1
                  Mortgage Pass-Through Certificates, Series 2005-A
                  -------------------------------------------------


Ladies and Gentlemen:

         We have acted as special counsel for IndyMac MBS, Inc., a Delaware corporation (the "Company"), in connection with (i) the sale by IndyMac Bank, F.S.B., a federal savings bank ("IndyMac Bank") and the purchase by the Company of a pool of Subsequent Mortgage Loans and (ii) the simultaneous sale by the Company of that pool of Subsequent Mortgage Loans to Deutsche Bank National Trust Company, (the "Trustee"), in connection with the issuance of the Residential Asset Securitization Trust 2005-A1, Mortgage Pass-Through Certificates, Series 2005-A, Class A-1, Class A-2, Class A-3, Class PO, Class A-X and Class A-R Certificates (the "Publicly Offered Senior Certificates"), the Class B-1, Class B-2 and Class B-3 Certificates (the "Publicly Offered Subordinate Certificates" and, together with the Publicly Offered Senior

Certificates, the "Publicly Offered Certificates") and the Class B-4, Class B-5, Class B-6 and Class P Certificates (the "Non-Publicly Offered Certificates" and, together with the Publicly Offered Certificates, the "Certificates"). A trust (the "Trust") was formed and the Certificates were issued pursuant to a Pooling and Servicing Agreement dated as of February 1, 2005 (the "Pooling and Servicing Agreement") among the Company, as depositor, IndyMac Bank, as seller and master servicer, and Deutsche Bank National Trust Company, as Trustee. A "Subsequent Mortgage Loan" means a conventional, fixed-rate mortgage loan secured by a first lien on a one- to four-family residential property sold on March 24, 2005 (the "Subsequent Transfer Date") pursuant to (a) the Pooling and Servicing Agreement and (b) the Subsequent Transfer Agreement dated as of March 24, 2005 (the "Subsequent Transfer Agreement") among the Company, IndyMac Bank, and the Trustee. The Subsequent Mortgage Loans are specifically identified on the Mortgage Loan Schedule delivered to the Trustee on the Subsequent Transfer Date pursuant to the Pooling and Servicing Agreement and the Subsequent Transfer Agreement. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Pooling and Servicing Agreement.

         In that connection, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary or advisable for the purposes of this opinion, including (a) the Pooling and Servicing Agreement and (b) the Subsequent Transfer Agreement (collectively, the "Documents").

         In addition, we have made such investigations of such matters of law as we deemed appropriate as a basis for the opinions expressed below. Further, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals. Our opinions are also based on the assumption that there are no agreements or understandings with respect to the transactions contemplated in the Documents other than those contained in the Documents. Furthermore, our opinions are based on the assumption that all parties to the Documents will comply with their terms, including all tax reporting requirements contained in them.

         As to any facts material to the following opinions that we did not independently establish or verify, we have relied on statements and representations of the responsible officers and other representatives of the Depositor and the underwriters of the Certificates and of public officials and agencies. We have, for the purposes of rendering the opinions, also relied on certain factual, numerical, and statistical information that is based on the assumptions used in pricing the Certificates.

Based on the foregoing, assuming compliance with the Pooling and Servicing Agreement, we are of the opinion that for federal income tax purposes, the transfer of the Subsequent Mortgage Loans as contemplated by Section 2.08 of the Pooling and Servicing Agreement (i) will not cause any real estate mortgage investment conduit ("REMIC") created pursuant to the Pooling and Servicing Agreement to fail to qualify as a REMIC within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) will not result in the imposition of the tax on "prohibited transactions" or the tax on contributions after the Startup Date, as defined in Sections 860F(a)(2) and 860G(d) of the Code, respectively, on the Trust or on any REMIC created under the Pooling and Servicing Agreement.

The opinion in the preceding paragraph is based on the existing provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions on which the opinions are based. The opinion is limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the Pooling and Servicing Agreement or the effect of the transactions on the Company or any member of the Company's consolidated tax group.

In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion is rendered as of the date hereof and we undertake no obligation to update this opinion or advise you of changes in legal authorities, facts, assumptions, or the documents on which this opinion is based, unless we are specifically engaged to do so. This opinion is delivered to you for your use only and may not be relied on by any third party for any purpose whatsoever, without our prior written approval in each instance.

                                           Very truly yours,



                                           /s/ Sidley Austin Brown & Wood LLP
                                           ----------------------------------
                                           Sidley Austin Brown & Wood LLP